Filed by Berry Corporation (bry)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Berry Corporation (bry)

Commission File No.: 001-38606

[The following email was sent to employees of Berry Corporation (bry) and its subsidiaries on November 12, 2025.]

Hello,

Following the Integration Management Office (IMO) communication last week regarding the legal close process and expected timeline, we are sharing the finalized Employee FAQs attached. These FAQs reflect the latest information available and address many of the questions raised by employees over the past several weeks.

Our goal remains to keep everyone informed and provide regular updates as the merger process progresses. We will continue to share new or updated FAQs as additional information becomes available or as new questions arise.

Please take a few moments to review the attached FAQs. They will also be available on the Berry Intranet site for easy reference.

If you have further questions, please reach out to your manager, contact the IMO team at IMO@bry.com, or reach out to Marisol Cortez at mcortez@bry.com.

Thank you for your continued professionalism, collaboration, and support as we move through this next phase of the merger process together.

Best regards,

Integration Management Office

[The following document was attached to the foregoing email.]

“Frequently Asked Questions”

for Employees

relating to the BRY and CRC Transaction

November 12, 2025

We are providing these additional FAQs to address questions received from our employees. Additional information will be provided, and additional questions will be addressed, in future communications as we progress towards the transaction close and decisions are made.

As a reminder, FAQs and other information about the transaction can be found on the Berry Intranet under “Integration Planning Information.” If you have additional questions, you can reach out directly to IMO@bry.com; you can also contact Berry’s Vice President, Human Resources, Marisol Cortez.

The information provided in these FAQs is general in nature and does not attempt to cover all aspects of employment and benefit matters related to the transaction.

These FAQs do not create a binding agreement with employees. In the event of any conflict with the information in any FAQ and the terms of the merger agreement, the terms of the merger agreement will control. The terms and conditions of all applicable compensation or benefit plan documents, agreements, policies, and programs will control, subject to applicable law. Except as otherwise provided in the merger agreement, CRC and Berry (and its successors) reserve the right to amend, change, or terminate any of its compensation and benefit plans, programs, or policies in accordance with their terms at any time and in their discretion. Nothing contained in this FAQ should be construed to constitute legal or tax advice.

Unless otherwise indicated, the provided answers are generally with respect to all Berry employees, inclusive of Berry Petroleum, the Macpherson companies, and the C&J Well Services companies.

1.	If an employee is unable to secure the required work visa before the retention period ends, would this qualify as a termination that would still allow eligibility for the retention bonus?

Yes, CRC has agreed that if any employee is unable to secure a required work visa, due to reasons beyond the employee’s control, and is therefore terminated during the retention period, such circumstance will be considered a qualifying termination under the retention award agreement, and the employee will be eligible to receive the full retention bonus.

2.	After closing, will employees have opportunities to transfer to the combined company’s locations in other states, such as Utah?

Yes, CRC has confirmed that all continuing employees will be allowed to apply to any open position, regardless of location.

3.	If the transaction has not closed on or prior to March 1, 2026, will eligible employees still receive their annual grant of Berry LTI awards in the ordinary course?

If the transaction has not closed prior to March 1, 2026, then it is expected that Berry will grant the 2026 LTI awards in the ordinary course of business, targeting a March 1 grant date in line with historical practice. Like the currently outstanding LTI awards granted in 2024 and 2025, if Berry were to grant 2026 LTI awards, those awards would also be assumed by CRC at closing of the transaction and continue to vest post-closing per the terms of the governing award agreements, except any stock-based awards (for example, restricted stock units) would be converted to vest in CRC stock.

4.	If the transaction closes before March 1, 2026, will continuing employees receive CRC LTI awards in 2026, or will the first CRC LTI award occur in 2027?

If Berry has not yet granted the 2026 LTI awards in the ordinary course of business prior to closing of the transaction, then it is expected that CRC will grant 2026 LTI Awards to eligible continuing employees. If Berry has granted 2026 LTI awards prior to closing of the transaction, then those awards will be assumed by CRC at closing of the transaction and those awards will continue to vest post-closing per the terms of the governing award agreements, except any stock-based awards (i.e. RSUs) will be converted to vest in CRC stock. In such case, the first LTI awards granted to eligible continuing employees by CRC would be expected to occur in 2027.

5.

If an employee is laid off without cause prior to closing of the transaction, will they still receive the Berry LTI earned for 2025? What if an employee is laid off without cause after closing, but before the 2026 vesting dates?

If an employee is terminated without cause at any time prior to closing of the transaction, then all outstanding LTI awards will be forfeited per the terms of the governing award agreements. This is Berry’s standard policy and is reflected in all non-executive LTI award agreements.

However, if an employee is terminated without cause during the 12-month period after closing of the transaction, then any outstanding 2024 LTI awards and 2025 LTI awards will accelerate to vest in full. Keep in mind that the 2023 LTI awards are single trigger and will accelerate to vest in full at closing, and all will be settled in cash. To the extent Berry grants 2026 LTI Awards, it is expected that such awards will accelerate to vest on a prorated basis upon a termination without cause.

6.	Does CRC intend to honor existing employee agreements, such as the retention agreements?

At closing, CRC will assume and has agreed to honor all existing employee agreements, including the retention agreements, according to their terms. CRC fully supported Berry’s grant of the retention awards, and CRC management is excited to engage directly with Berry’s employees following closing.

7.	How will a leave of absence scheduled to begin post-closing be handled under the combined company?

CRC has agreed to honor those leaves of absence that were approved by Berry prior to closing but are scheduled to occur post-closing.

8.	Will CRC’s PTO accrual maximum align with Berry’s current policy? If not, what will happen to the PTO balances of employees who are already at their maximum accrual at the time of close?

Prior to closing, Berry will not be making any changes to our PTO policies, and CRC is still evaluating whether any changes will be made post-closing. However, accrued PTO will not be affected in connection with or following closing, and any PTO balances will be carried over post-closing.

9.	If an employee has a family member that is currently working at CRC, will this affect the Berry employee’s eligibility for employment with the combined company?

CRC has confirmed that it will review any such situations, and that the circumstance of a family relationship will not automatically disqualify a Berry employee for continued employment with the combined company.

The principles of the company’s policy on “Hiring Relatives/Employee Relationships/Non-Fraternization” will continue to apply to the combined company.

10.

Will Berry shareholders receive 0.0718 of CRC stock for each share of Berry stock that they hold at closing? Or could this change depending on Berry and CRC stock prices before or after the transaction?

The exchange ratio is fixed, and at closing each outstanding share of Berry common stock will be exchanged for 0.0718 shares of CRC common stock. To the extent the exchange ratio results in a fractional share, Berry shareholders will receive cash in lieu of such fractional share.

As a reminder, this exchange ratio will also apply to the stock-based LTI awards that are outstanding at closing. The 2023 stock-based awards will be paid out in cash, which means each participant will receive a cash payment equal to the number of shares subject to such 2023 stock-based award multiplied by the 15-day volume-weighted average price of CRC’s stock ending on the second day prior to the close, multiplied by the exchange ratio of 0.0718. The stock-based awards granted in 2024 and 2025 will convert to CRC-stock based awards, adjusted based on the 0.0718 exchange ratio, and continue to vest post-closing as CRC awards per the original terms.

11.	Will Berry stock be frozen during the transition?

Berry stock will continue trading until closing. Upon closing, shares of Berry stock will be exchanged for shares of CRC stock, with each outstanding share of Berry common stock exchanged for 0.0718 shares of CRC common stock. The shares of CRC will continue to trade on the NYSE under the ticker symbol “CRC”.

12.

When will we know more about what happens to Berry’s health and benefits plans post-closing? Will employees’ 2026 deductible and out-of-pocket maximum amounts under Berry’s and C&J’s medical plans be credited or honored under CRC’s medical plans after the closing?

CRC is still evaluating the treatment of the Berry benefit plans following closing. CRC understands that this matter is critically important to Berry employees and is working to provide clear information in connection with closing. More information will be shared as decisions are made.

In the meantime, we can confirm that employees’ 2026 deductible and out-of-pocket maximum amounts will be credited under CRC’s medical plans after closing of the transaction. Continuity of care will be available to help ensure ongoing treatment is not interrupted at closing. Additional details of this process will be shared closer to closing.

13.	What will happen to Berry’s 401(k) plan at closing?

CRC is still evaluating the treatment of the Berry 401(k) plan following closing. More information will be shared as decisions are made. In the meantime, we can confirm that continuing employees will be eligible for continued participation in a 401(k) plan post-closing, same as similarly situated legacy CRC employees.

14.	Why do we need to continue to operate as competitors?

Until the merger has closed, Berry and CRC remain separate, independent organizations and must continue to operate as competitors because:

•	U.S. antitrust and competition laws prohibit coordination or joint decision-making between companies that are not yet legally combined.

•	We have a duty to preserve Berry’s independent value and make decisions in the best interest of Berry’s shareholders until the transaction closes.

•	Remaining independent prevents any perception of favoritism or actions that could disadvantage Berry.

Even though the IMO is preparing for the future integration of the two organizations, actual implementation cannot occur before closing. Each of CRC and Berry must continue to make their own business decisions until closing, without influence from the other.

15.	What information is being shared with CRC, and how is that process managed?

A secure data room was established during due diligence to share limited, transaction-relevant information necessary for CRC to evaluate the merger. The ongoing exchange of data now supports integration readiness and planning for a smooth transition once the merger closes.

This process is centrally managed through the Integration Management Office (IMO), and all information is shared under strict confidentiality requirements and in compliance with antitrust laws. Departments should not independently share data unless directed through their designated functional lead.

Information sharing is controlled, limited, and legally compliant, focused solely on ensuring both companies are ready for integration at close.

16.	Is the BRY IMO structure indicative of a new organizational structure that will be implemented?

No, the IMO (Integration Management Office) structure, including the designated leads and other participating employees and the design of the supporting workstreams, was created solely to support integration planning prior to close, and integration implementation post-closing. The designation of participants on the IMO and the IMO structure is not indicative of employment or organizational decisions, including any changes to management or reporting structures. Your current reporting lines, responsibilities, and leadership teams remain the same until the transaction closes, and any future changes are formally communicated.

17.	What happens if an employee signs a retention agreement but leaves the company before the retention period ends?

The retention program is designed to encourage continued employment through the designated retention period and to reward those who remain engaged and contribute to a smooth post-closing transition and integration. If an employee decides to resign (voluntary termination) for any reason other than those stated in the retention agreement before the end of the retention period, they fully forfeit eligibility to be paid the retention bonus.

Additionally, depending on the timing of such employee’s voluntary termination of employment, the resigning employee could also forfeit other financial incentives, including:

•

2025 STIP Bonus Payout – if the voluntary termination occurs before the 2025 STIP payout date (to be paid prior to March 15, 2026), the employee may not be eligible to receive their 2025 STIP cash bonus award.

•	2026 STIP Bonus Payout – if the voluntary termination occurs prior to the end of the retention period, the employee would also forfeit any potential payout of a prorated 2026 STIP cash bonus award.

•

Outstanding LTI Awards – if the voluntary termination occurs prior to closing of the transaction, the employee will forfeit all outstanding LTI awards, including the cash-settlement of any outstanding LTI awards granted in 2023 that will accelerate to vest in full at closing. If the voluntary termination occurs post-closing, the employee will forfeit all outstanding LTI awards, including the portion of awards scheduled to vest in 2026 to the extent the termination date is prior to the vesting date.

•

Severance Benefits – voluntary terminations are not eligible for any severance or transition benefits that will be provided by CRC post-close (Berry also does not provide any severance or transition benefits on voluntary termination).

18.	Will employees be required to interview for positions within the combined company?

The post-closing integration / organizational design process is in the process of being finalized. More information will be provided as soon as it is available.

19.	When will employees be notified of their title and responsibilities within the combined company?

This is part of the post-closing integration / organizational design process, which is still in the process of being finalized. More information will be provided as soon as it is available.

20.	Will employees have to go through a new hire onboarding process, including background checks, post-closing?

This is part of the post-closing integration / organizational design process, which is still being finalized. In the meantime, we can tell you that employees who continue post-closing will not be required to complete a full new-hire onboarding process or background checks. It is expected that post-closing many continuing employees will remain employed by their current employing subsidiary company, while others may transfer to another employer subsidiary within the combined company. In all cases, the approach will be to manage continuing employees through an internal reorganization process rather than treat them like new hires. We will provide more information once the post-closing integration / organizational design process is finalized, and decisions are made.

21.

To the extent CRC has job qualifications / criteria that differ from Berry, will the Berry employees be grandfathered in or penalized? For example, if a CRC position requires a GED but a Berry employee currently holding the same or similar position does not have a GED because they were grandfathered in through prior transactions (such as the LINN Energy or Machperson acquisitions), will the Berry employee be disqualified?

Continuing employees will be grandfathered into CRC-led combined company organization and will not be disqualified from continuing in their current role as a result of differing job standards or criteria between the organizations.

FORWARD-LOOKING STATEMENTS

Information set forth in this communication, including statements as to the effects of the proposed transaction, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other securities laws. All statements other than historical facts are forward-looking statements, and include statements regarding the benefits of the proposed transaction, future financial position and operating results of Berry Corporation (bry) (“Berry”) and California Resources Corporation (“CRC”), business strategy, projected revenues, earnings, costs, capital expenditures and plans, objectives and intentions of management for the future. Words such as “expect,” “could,” “may,” “anticipate,” “intend,” “plan,” “ability,” “believe,” “seek,” “see,” “will,” “would,” “estimate,” “forecast,” “target,” “guidance,” “outlook,” “opportunity” or “strategy” or similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements are based upon the current beliefs and expectations of the management of Berry and CRC and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, projected in, or implied by, such statements. The expectations and forecasts reflected in these forward-looking statements are inherently subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond Berry’s and CRC’s control. No assurance can be given that such forward-looking statements will be correct or achieved or that the assumptions are accurate or will not change over time. Particular uncertainties that could cause Berry’s and/or CRC’s actual results to be materially different from those described in the forward-looking statements include: (i) transaction costs, (ii) unknown liabilities, (iii) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Berry’s common stock or CRC’s common stock, (iv) the ability to successfully integrate the businesses, (v) the ability to achieve projected synergies or it may take longer than expected to achieve those synergies, (vi) risks related to financial community and rating agency perceptions of each of Berry and CRC or its respective business, operations, financial condition and the industry in which it operates, (vii) risks related to the potential impact of general economic, political and market factors on Berry or CRC or the proposed transaction, (viii) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction, (ix) the risk that stockholders of Berry may not approve the proposed transaction, (x) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (xi) effects of the announcement, pendency or completion of the proposed transaction on the ability of Berry and CRC to retain customers and retain and hire key personnel and maintain relationships with their respective suppliers and customers, (xii) the risk that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner, including the risk that all necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (xiii) those expressed in Berry’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in Berry’s Annual Report on Form 10-K and its other SEC filings available at https://ir.bry.com/ and (xiv) those expressed in CRC’s other forward-looking statements including those factors discussed in Part I, Item 1A – Risk Factors in CRC’s Annual Report on Form 10-K and its other SEC filings available at www.crc.com. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the definitive proxy statement/prospectus that was filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 4, 2025, and other documents filed by Berry or CRC from time to time with the SEC.

Berry and CRC each cautions you not to place undue reliance on forward-looking statements contained in this communication, which speak only as of the date hereof, and each of Berry and CRC is under no obligation, and expressly disclaims any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise. This communication may also contain information from third-party sources. This data may involve a number of assumptions and limitations, and each of Berry and CRC has not independently verified them and do not warrant the accuracy or completeness of such third-party information.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, CRC filed with the SEC on October 14, 2025, a registration statement on Form S-4 (the “registration statement”) that became effective on November 3, 2025. The registration statement includes a proxy statement of Berry that also constitutes a prospectus of CRC. The definitive proxy statement/prospectus was filed with the SEC on November 4, 2025 and was first sent to the holders of common stock of Berry on or about that date. Berry and/or CRC may also file other documents in connection with the proposed transaction. Investors and stockholders of Berry and CRC are urged to read the definitive proxy statement/prospectus and any other documents filed or to be filed with the SEC in connection with the proposed transaction when they become available, as they contain or will contain important information about Berry, CRC, the proposed transaction and related matters. The registration statement and definitive proxy statement/prospectus are available, and other documents filed by Berry or CRC with the SEC when filed will be available, free of charge at the SEC’s website at https://www.sec.gov. Alternatively, investors and stockholders may obtain free copies of documents that are filed or will be filed with the SEC by Berry, including the definitive proxy statement/prospectus, on Berry’s website at https://ir.bry.com/reports-resources, and may obtain free copies of documents that are filed or will be filed with the SEC by CRC, including the registration statement and the definitive proxy statement/prospectus, on CRC’s website at https://www.crc.com/investor-relations. The information included on, or accessible through, Berry’s or CRC’s website is not incorporated by reference into this communication.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

Berry and its directors and certain of Berry’s executive officers and other employees, and CRC and certain of its directors, executive officers and other employees, may be deemed to be participants in the solicitation of proxies from Berry’s stockholders in connection with the proposed transaction. A description of participants’ direct or indirect interests, by security holdings or otherwise, are included in the definitive proxy statement/prospectus relating to the proposed transaction that was filed with the SEC. Information regarding Berry’s directors and executive officers is contained in the “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Executive Compensation – Compensation Discussion and Analysis,” “Director Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” sections of Berry’s definitive proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 7, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of Berry’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 13, 2025; in Item 5.07 of Berry’s Current Report on Form 8-K filed with the SEC on May 22, 2025; in Berry’s Current Reports on Form 8-K filed with the SEC on January 22, 2025 and October 25, 2024; in the definitive proxy statement/prospectus, including under the headings “Interest’s of Certain Berry Directors and Executive Officers in the Merger” beginning on pages 15 and 91; and under “Leadership” accessed through the “About” link on Berry’s website at https://bry.com/about/management/. Information regarding CRC’s directors and executive officers is contained in the “Board of Directors and Corporate Governance,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “Director Compensation,” “Stock Ownership Information,” and “Proposals Requiring Your Vote – Proposal 1: Election of Directors” sections of CRC’s definitive proxy statement for CRC’s 2025 Annual Meeting of Stockholders, filed with the SEC on March 19, 2025; under the heading “Directors, Executive Officers and Corporate Governance” in Part III, Item 10 of CRC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025; in Item 5.07 of CRC’s Current Report on Form 8-K filed with the SEC on May 6, 2025; in CRC’s Current Reports on Form 8-K filed with the SEC on June 23, 2025 and November 25, 2024; and under “Our Team” accessed through the “Our Business” link on CRC’s website at https://www.crc.com/our-business/our-team. Additional information regarding ownership of Berry’s securities by its directors and executive officers and of CRC’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3, 4 or 5, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001705873 and https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001609253, respectively. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”